UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76433 / November 13, 2015

Admin. Proc. File No. 3-16761

In the Matter of

INTERNAL FIXATION SYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Internal Fixation Systems, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Internal Fixation Systems, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Internal Fixation Systems, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Internal Fixation Sys., Inc.,* Initial Decision Release No. 884 (Sept. 16, 2015), 112 SEC Docket 08, 2015 WL 5449861. The Central Index Key number for Internal Fixation Systems, Inc., is 1501732.

INITIAL DECISION RELEASE NO. 884
ADMINISTRATIVE PROCEEDING
File No. 3-16761

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INTERNAL FIXATION SYSTEMS, INC.	INITIAL DECISION OF DEFAULT September 16, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of Respondent's registered securities due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

The Commission instituted this proceeding on August 18, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondent has securities registered with the Commission and is delinquent in its periodic filings. Respondent was served with the OIP by August 20, and its Answer was due by September 2, 2015. *Internal Fixation Sys., Inc.*, Admin. Proc. Rulings Release No. 3076, 2015 SEC LEXIS 3534 (Aug. 28, 2015). On September 3, I ordered Respondent to show cause by September 15, 2015, why the registrations of its securities should not be revoked by default due to its failure to file an Answer or defend this proceeding. *Internal Fixation Sys., Inc.*, Admin. Proc. Rulings Release No. 3095, 2015 SEC LEXIS 3603. I warned that if Respondent failed to respond to the show cause order, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, Respondent has not filed an Answer or responded to the show cause order. In addition, Respondent did not appear at the telephonic prehearing conference held on September 15, 2015.

FINDINGS OF FACT

Respondent is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 2-3; 17 C.F.R. §§ 201.155(a), .220(f), 221(f).

Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Respondent, Central Index Key No. 1501732, is a dissolved Florida corporation located in South Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $1,341,652 for the prior six months. On December 5, 2012, Respondent filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was still pending as of August 17, 2015. As of August 17, 2015, Respondent's common stock was quoted on OTC Link operated by OTC Markets Group, Inc. (formerly "Pink Sheets"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failure to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondent failed to timely file required periodic reports. As a result, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is also culpable because it failed to heed a delinquency letter sent to it by the Division of Corporation Finance and was therefore on notice, even before the OIP issued, of its obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondent has not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Internal Fixation Systems, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge